Via Facsimile and U.S. Mail
Mail Stop 6010

March 24, 2009

Dr. Gioacchino De Chirico
Chief Executive Officer
Immucor, Inc.
3130 Gateway Drive
P.O. Box 5625
Norcross, Georgia 30091-5625

Re: Immucor, Inc.
Form 10-K for Fiscal Year Ended May 31, 2008
Filed July 24, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008
Filed January 8, 2009
File No. 000-14820

Dear Dr. De Chirico:

    We have reviewed your March 6, 2009 response to our February 12, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended May 31, 2008

Item 1. Business

Suppliers, page 8

1. We note your response to comment one and that you intend to revise your disclosure regarding your instrument supplier relationships in future filings. Accordingly, please provide us with your proposed disclosure that you intend to include in your next annual report on Form 10-K for fiscal year 2009 regarding the supply relationships with Bio-Tek Instruments and Stratec Biomedical AG.

**Proxy Statement Pursuant to Section 14(a) for 2008 Annual Meeting of
Shareholders**

Item 13. Certain Relationships and Related Transactions, page 9

2. We note your response to comment two. Please provide us with a copy of the
agreement governing the payment of $1.4 million in fees to TM Capital Corp for
the consummation of the BioArray transaction.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Notes to Condensed Consolidated Financial Statements, page 7

2.   Acquisitions, page 7
BioArray
Preliminary Purchase Price Allocation

3. We acknowledge your response to Comment three. Please confirm that you will
include in your Form 10-K for the year ended May 31, 2009, the information
included in all three parts of this response. Further, please clarify your
disclosure to state, if true, that the $51 million value assigned to "Developed
product technology" is based on projected future cash flows and other valuation
factors attributable solely to the non FDA approved product currently being sold
exclusively to customers for research only purposes.

4. Please refer to the last two sentences in your response to Part 3 of Comment
three as it pertains to ongoing research and development of the "automated
instrument." This appears to indicate that you are actively developing an
"automated instrument" yet you state in your response to Comment Four that
"As of the acquisition date, there were no research and development projects in
process to which Immucor had the rights. Consequently, no value was assigned
to in process research and development as part of the purchase price allocation."
Please revise your disclosure to clarify the nature of what you acquired regarding
the "automated instrument," and, as applicable, its amount and the related
accounting treatment including financial statement classification.

5. We acknowledge your response to Comment Four. Please revise to disclose
your accounting treatment for the 19% interest in the new company you acquired
as part of the BioArray acquisition both at the acquisition date and subsequent.
Include in your revised disclosure, as applicable, the amounts recorded related to
this interest.

* * * *

Dr. Gioacchino De Chirico
Immucor, Inc.
March 24, 2009
Page 3

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, at (202) 551-3495 or Dan Greenspan at (202) 551- 3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                            Sincerely,

                            Jim B. Rosenberg
                            Senior Assistant Chief Accountant